UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-34124

EVER-GLORY INTERNATIONAL GROUP, INC.
(Exact name of registrant as specified in its charter)

Ever-Glory Commercial Center, 509 Chengxin Road, Jiangning Development Zone, Nanjing, Jiangsu Province, Peoples Republic of China Telephone: 8625-5209-6875
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 59

Pursuant to the requirements of the Securities Exchange Act of 1934, Ever-Glory International Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Ever-Glory International Group, Inc.
Date: December 30, 2022
	By:	/s/ Edward Yihua Kang
	Name:	Edward Yihua Kang
	Title:	Chief Executive Officer